MabVax Therapeutics Holdings, Inc.
11588 Sorrento Valley Road, Ste. 20
San Diego, CA 92121

August 26, 2015

VIA EDGAR

United States Securities
 and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey P. Riedler Scot Foley Bryan Pitko

Re:	MabVax Therapeutics Holdings, Inc. Registration Statement on Form S-1 File No. 333-204803

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), MabVax Therapeutics Holdings, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:15 p.m., Eastern Time, on August 26, 2015, or as soon thereafter as possible.  The Company acknowledges that: 1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; 2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and 3) the Company may not assert  the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MABVAX THERAPEUTICS HOLDINGS, INC.

By:  /s/ J. David Hansen
Name: J. David Hansen
Title:  Chief Executive Officer